Mail Stop 3561

August 15, 2008

Mr. Alan M. Brown
Chief Executive Officer
Tombstone Exploration Corporation
1515 Red Top Rd
P.O. Box 1280
Tombstone, AZ 85638

> **RE:**   **Tombstone Exploration Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed July 15, 2008**
> **File No. 0-29922**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

Cover page, 2

1.      Please indicate whether you are a shell company by checking the appropriate box.

Item 3. Key Information, page 7

2.      Please include loss from operations in the table of selected financial data.  Refer
        to Item 3.A.2. of Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 23

Operating Results, page 23

3.      Please provide a more substantive discussion of your financial condition, changes
        in financial condition and results of operations for each year presented in the
        financial statements.  In doing so, please explain the causes of material changes
        from year to year in financial statement line items.  For example, the significant
        year to year fluctuations in general and administrative expenses, consulting
        expenses and income/loss before income taxes should be explained.  Refer to Item
        5 of Form 20-F.

Item 15. Controls and Procedures, page 38

4.      It does not appear that your management has performed its assessment of internal
        control over financial reporting as of December 31, 2007.  Since you were
        required to file or filed an annual report for the prior fiscal year, it appears you are
        required to report on your management's assessment of internal control over
        financial reporting.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In performing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act Release
            8809/Financial Reporting Release 76).  You can find this release at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

- ▪ the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- ▪ the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

5.      Please revise your conclusion regarding the effectiveness of disclosure controls and procedures to state whether your disclosure controls and procedures are effective *as of the end of the period* covered by the report.  Refer to Item 15T(a) of Form 20-F.

6.      Please disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting; otherwise disclose that no such changes were made.  Refer to Item 15T(c) of Form 20-F.

Consolidated Financial Statements, page F-2

7.      In light of your disclosures under Item 4.A. regarding the history and development of the company, please tell us how you determined that January 1, 2003 is the inception date of the company for purposes of reporting the cumulative data required by SFAS No. 7.

Consolidated Statements of Operations, page F-3

8.    Please tell us and disclose the components of your business that are classified in discontinued operations and the components of your business that are classified in continuing operations.  For components classified in discontinued operations, please provide all of the applicable disclosures required by SFAS 144.  For any components classified as continuing operations, other than your current mining operations, please tell us in detail the basis in GAAP for your classification.  In this regard, based on your disclosures under Item 4.A. History and Development of the Company, we understand that all other business activities have been abandoned.

9.    Please tell us why you have excluded asset impairment charges from loss from operations.  Refer to paragraph 25 of SFAS 144.

10.   We note the significant gain on forgiveness of debt recorded in fiscal 2006.  Please tell us and disclose the facts and circumstances that resulted in the gain, how you calculated the amount of the gain, and the basis in GAAP for your accounting.

11.   Please disclose diluted income (loss) per share for each fiscal period presented.  If basic and diluted EPS are the same amount, dual presentation can be accomplished in one line on the income statement.

Note 1. Summary of Significant Accounting Policies, page F-6

12.   Please disclose your accounting policy for equity instruments issued to non-employees in exchange for services.  Refer to SFAS 123(R) and EITF 96-18.  Also, please reconcile for us the expenses related to common stock issued for services per the statements of cash flows to the amounts stated in the statements of stockholders' equity (deficit).

Note 3. Mineral Properties, page F-9

13.   Please clarify the nature of your mineral rights, indicating whether you own the mineral rights alone, or whether you also own the related land surfaces.  Also clarify how you account for mineral rights, indicating the period over which the mineral rights are depreciated and the amount of depreciation recorded for each period presented.  If mineral rights are not subject to depreciation, please tell us the basis in GAAP for your accounting.  Refer, for guidance, to EITF 04-2.

<u>Exhibit 12.1 and 12.2</u>

14.     Please revise the certifications to conform to the exact wording set forth in the Instructions as to Exhibits of Form 20-F.  In particular:
   o   Revise paragraph 1 to omit the phrase "for the fiscal year ended December 31, 2007";
   o   Throughout the certifications, refer to yourself as the "company," not the "small business issuer"; and
   o   Replace your current disclosure under paragraph 4(d) with the exact language set forth in the same paragraph of the Instructions as to Exhibits.

        Please amend your filing and respond to these comments within 30 calendar days. Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3344 with any other questions.

Sincerely,


William Thompson
Branch Chief